

08027321

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SEC Mail Processing Section

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

FEB 29 2008

Washington, DC
110

| SEC FILE NUMBER |
| --- |
| 8- 44786 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                    MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Investment Professionals, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16414 San Pedro Ave., Ste. 150
_____
(No. and Street)

San Antonio                        Texas                      78232
    (City)                               (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Barnes                                        (210) 308-8800
                                                           (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. Harrison, CPA
_____
(Name – if individual, state last, first, middle name)

P. O. Box 65076            San Antonio            Texas            78265-5076
  (Address)                       (City)                    (State)              (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Scott A. Barnes_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investment Professionals, Inc._____ , as of __December 31_____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_Jennifer F. Coury_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) *Statement of Financial Condition.*
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# R. D. Harrison, CPA

*Certified Public Accountant*

Member American Institute of Certified Public Accountants

# Investment Professionals, Inc.

# Audited Financial Statements
# and
# Report of Independent Auditor on
# Internal Control Structure

# December 31, 2007

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

INVESTMENT PROFESSIONALS, INC.
Contents
December 31, 2007

# R. D. Harrison, CPA

**Certified Public Accountant**

Member American Institute of Certified Public Accountants

## REPORT OF INDEPENDENT AUDITOR

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

I have audited the accompanying statement of financial condition of Investment Professionals, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Professionals, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

*R. D. Harrison*

R. D. Harrison, CPA

February 22, 2008

1

## INVESTMENT PROFESSIONALS, INC.
### Statement of Financial Condition
### December 31, 2007 and 2006

### ASSETS

|  | 2007 | 2006 |
|---|---|---|
| Cash and cash equivalents | $ 2,652,416. | $ 4,218,975. |
| Investment securities | 1,984,586. | - |
| Accounts receivable | 1,096,031. | 1,434,997. |
| Prepaid expenses and deposits | 668,175. | 452,970. |
| Furniture and equipment, net of accumulated depreciation of $1,199,601 in 2007 and $991,595 in 2006 | 568,480. | 600,368. |
| Total assets | $ 6,969,688. | $ 6,707,310. |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2007 | 2006 |
|---|---|---|
| Liabilities: |  |  |
| Accounts payable and accrued expenses | $ 2,279,081. | $ 1,970,846. |
| Short positions | 199,760. | - |
| Total Liabilities | 2,478,841. | 1,970,846. |
| Liabilities subordinated to claims of general creditors | - | - |
| Stockholders' equity: |  |  |
| Common stock, $0.10 par value - Authorized 100,000 shares; issued and outstanding: 11,400 shares | 1,140. | 1,140. |
| Paid-in capital | 372,871. | 372,871. |
| Retained earnings | 4,116,836. | 4,362,453. |
| Total stockholders' equity | 4,490,847. | 4,736,464. |
| Total liabilities and stockholders' equity | $ 6,969,688. | $ 6,707,310. |

See notes to financial statements.

2

INVESTMENT PROFESSIONALS, INC.
Statement of Income
Years Ended December 31, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| Commission Income | $ 32,564,626. | $ 26,454,118. |
| Clearing Charges and Commission Expense | 19,678,124. | 14,563,680. |
| Net Commission Income | 12,886,502. | 11,890,438. |
| General and Administration Expenses | 9,223,307. | 8,740,999. |
| Income | $ 3,663,195. | $ 3,149,439. |

See notes to financial statements.

3

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Stockholders' Equity
Years Ended December 31, 2007 and 2006

| | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance January 1, 2006** | $ 1,140. | $ 372,871. | $ 3,426,659. | $ 3,800,670. |
| Net Income | - | - | 3,149,439. | 3,149,439. |
| Dividend | - | - | (2,213,645) | (2,213,645) |
| **Balance December 31, 2006** | 1,140. | 372,871. | 4,362,453. | 4,736,464. |
| Net Income | - | - | 3,663,195. | 3,663,195. |
| Dividend | - | - | (3,908,812) | (3,908,812) |
| **Balance December 31, 2007** | $ 1,140. | $ 372,871. | $ 4,116,836. | $ 4,490,847. |

See notes to financial statements.

4

INVESTMENT PROFESSIONALS, INC.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
Years Ended December 31, 2007 and 2006

| | |
|---|---|
| Subordinated liabilities, January 1, 2006 | $          - |
| Subordinated liabilities, December 31, 2006 | $          - |
| Subordinated liabilities, December 31, 2007 | $          - |

See notes to financial statements.

**INVESTMENT PROFESSIONALS, INC.**
Statement of Cash Flows
Years Ended December 31, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net income | $ 3,663,195. | $ 3,149,439. |
| Adjustments to reconcile net income to net | | |
| cash used by operating activities - | | |
| Depreciation | 208,006. | 186,035. |
| (Increase) Decrease in accounts receivables | 338,966. | (515,396) |
| (Increase) in prepaid expenses and deposits | (215,205) | (141,678) |
| Increase in payables | 308,235. | 712,244. |
| | | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 4,303,197. | 3,390,644. |
| | | |
| INVESTING ACTIVITIES: | | |
| Purchase of investment securities - net | (1,784,826) | - |
| Purchase of furniture and equipment | (176,118) | (165,112) |
| | | |
| NET CASH USED BY INVESTING ACTIVITIES | (1,960,944) | (165,112) |
| | | |
| FINANCING ACTIVITIES: | | |
| Dividend | (3,908,812) | (2,213,645) |
| | | |
| NET CASH USED BY FINANCING ACTIVITIES | (3,908,812) | (2,213,645) |
| | | |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (1,566,559) | 1,011,887. |
| | | |
| Cash and cash equivalents at beginning of year | 4,218,975. | 3,207,088. |
| | | |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 2,652,416. | $ 4,218,975. |
| | | |
| Interest cost paid in cash | $ - | $ - |
| | | |
| Federal income taxes paid in cash | $ - | $ - |

See notes to financial statements.

6

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:  Investment Professionals, Inc. is a Texas corporation formed in 1992, for the purpose of conducting business as a broker/dealer in securities.  The Company serves primarily individual and institutional customers in Texas, Oklahoma, Louisiana, Arkansas, Alabama, Mississippi, New Mexico, Kansas, Georgia, Missouri, Iowa, Illinois, Pennsylvania, Colorado, Wisconsin and Tennessee.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.  Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer.  The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Securities Transactions and Trade Date Basis Securities Purchases:  Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned).  Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Use of Estimates:  The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents:  For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.  The Company invests its excess cash in money market funds.

Investment Securities:  Investment securities are classified as "available for sale" and carried in the financial statements at fair value.  Realized and unrealized gains and losses, determined using the specific identification method, are included in earnings.

Furniture and Equipment:  Furniture and equipment is stated at cost or fair market value at the date of contribution, net of accumulated depreciation.  Depreciation is computed by the straight-line method over five years.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes: Effective January 1, 2006, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company net income.

NOTE B – INVESTMENT SECURITIES AND SHORT POSITIONS

At December 31, 2007 the Company held the following investment securities and short positions:

| | Cost | Market |
|---|---|---|
| Investment securities: | | |
| Corporate bonds – par value $1,784,000, 7.75% to 18%, due in 2008 | $ 1,689,362. | $ 1,553,639. |
| U.S. Government Securities – par value $368,196, 5% to 6%, due in 8 to 29 years | 289,072. | 290,795. |
| Municipal Bonds – par value $30,000, 0% to 5%, due in 8 to 29 years | 29,808. | 30,306. |
| Certificates of Deposit – par value $110,000, 4.6% to 5%, due in 2008 | 109,960. | 109,846. |
| | $ 2,118,202. | $ 1,984,586. |

| | Proceeds | Market |
|---|---|---|
| Short Positions: | | |
| Certificate of Deposit – par value $200,000, 4.8% due in 2008 | $ 199,990. | $ 199,760. |

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 the Company had net capital and net capital requirements of $1,862,097 and $250,000, respectively. The Company's net capital ratio was 1.2239 to 1. At December 31, 2006 the Company had net capital and net capital requirements of $2,722,485 and $250,000, respectively. The Company's net capital ratio was 0.7239 to 1.

NOTE C – COMMITMENTS

The Company leases its office space under an operating lease agreement expiring March 31, 2010. Rent expense for the years ended December 31, 2007 and 2006 was $337,240 and $312,600, respectively, and is included in general and administrative expenses in the accompanying statement of income. At December 31, 2007, the aggregate minimum rental commitments under this operating lease were as follows:

| | | |
|---|---|---|
| 2008 | $ | 352,000. |
| 2009 | | 352,000. |
| 2010 | | 88,000. |

NOTE E – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

As discussed in Note A, the Company invests its excess cash in money market funds with its clearing broker/dealer. At December 31, 2007, such investments were $1,770,126. These investments are insured by the Securities Investors Protection Corporation and by private insurance obtained by the clearing broker/dealer. Any amount not covered by such insurance is at risk due to this concentration of credit risk.

# R. D. Harrison, CPA

**Certified Public Accountant**

Member American Institute of Certified Public Accountants

## REPORT OF INDEPENDENT AUDITOR ON THE SUPPLEMENTARY INFORMATION

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*R. D. Harrison*

R. D. Harrison, CPA

February 22, 2008

P.O. Box 65076 - San Antonio, Texas 78265-5076 - (210) 545-3075 - FAX (210) 495-8061

# INVESTMENT PROFESSIONALS, INC.
## Computation of Aggregate Indebtedness
## and Net Capital Under Rule 15c3-1 – Schedule 1
## December 31, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| Aggregate indebtedness: |  |  |
| Trade payable and accrued expenses | $ 2,279,081. | $ 1,970,846. |
| Total aggregate indebtedness | $ 2,279,081. | $ 1,970,846. |
| Minimum required net capital | $ 250,000. | $ 250,000. |
| Net capital: |  |  |
| Stockholders' equity | $ 4,490,847. | $ 4,736,464. |
| Deductions - |  |  |
| Accounts receivable | 677,099. | 885,503. |
| Prepaid expenses and deposits | 668,175. | 452,970. |
| Furniture and equipment – net | 568,480. | 600,368. |
| Haircuts on securities owned | 714,996. | 75,138. |
| Net capital | 1,862,097. | 2,722,485. |
| Minimum required net capital | 250,000. | 250,000. |
| Capital in excess of minimum requirement | $ 1,612,097. | $ 2,472,485. |
| Ratio of aggregate indebtedness to net capital | 1.2239 to 1 | .7239 to 1 |

11

# INVESTMENT PROFESSIONALS, INC.
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as
Filed in Part IIA of Form X-17A-5 – Schedule 2
December 31, 2007 and 2006

|  | 2007 | 2006 |
|---|---|---|
| Aggregate indebtedness: | | |
| Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006 | $ 2,279,081. | $ 1,970,846. |
| Aggregate indebtedness as computed on Schedule 1 | $ 2,279,081. | $ 1,970,846. |
| Net capital: | | |
| Net capital a reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2007 and 2006 | $ 1,862,097. | $ 2,722,485. |
| Net capital as computed on Schedule 1 | $ 1,862,097. | $ 2,722,485. |

Member American Institute of Certified Public Accountants

# REPORT OF INDEPENDENT AUDITOR ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Investment Professionals, Inc.
San Antonio, Texas

In planning and performing my audit of the financial statements of Investment Professionals, Inc. for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Investment Professionals, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R. D. Harrison

R. D. Harrison, CPA

February 22, 2008

14

